File No. 812-15500

U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

In the Matter of the Application of:

TRIPLEPOINT VENTURE GROWTH BDC CORP., TRIPLEPOINT PRIVATE VENTURE CREDIT INC., TPVG VARIABLE FUNDING COMPANY LLC, TPVG INVESTMENT LLC, TPVC FUNDING COMPANY LLC, TPVC INVESTMENT LLC, TRIPLEPOINT VENTURE LENDING FUND, LLC, TRIPLEPOINT VENTURE LENDING SPV, LLC, TRIPLEPOINT ADVISERS LLC, TRIPLEPOINT CAPITAL LLC, TRIPLEPOINT FINANCIAL LLC, TPF FUNDING 1 LLC, TPF FUNDING 2 LLC, TRIPLEPOINT VENTURES 5 LLC, TPC CREDIT PARTNERS 3 LLC

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER
UNDER SECTIONS 17(d)
AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER
THE INVESTMENT COMPANY ACT OF 1940 TO PERMIT CERTAIN JOINT
TRANSACTIONS OTHERWISE PROHIBITED BY
SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND
RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

Please direct all communications, notices and orders to:

Copies to:

James P. Labe Sajal K. Srivastava TriplePoint Advisers LLC 2755 Sand Hill Road, Suite 150 Menlo Park, California 94025 (650) 854-2090	Harry S. Pangas, Esq. Clay Douglas, Esq. Dechert LLP 1900 K Street NW Washington, DC 20006 (202) 261-3300

February 7, 2024

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the matter of:

TRIPLEPOINT VENTURE GROWTH BDC CORP.,
TRIPLEPOINT PRIVATE VENTURE CREDIT INC.,
TPVG VARIABLE FUNDING COMPANY LLC,

TPVG INVESTMENT LLC,

TPVC FUNDING COMPANY LLC,

TPVC INVESTMENT LLC,

TRIPLEPOINT VENTURE LENDING FUND, LLC,
TRIPLEPOINT VENTURE LENDING SPV, LLC,

TRIPLEPOINT ADVISERS LLC,

TRIPLEPOINT CAPITAL LLC,

TRIPLEPOINT FINANCIAL LLC,

TPF FUNDING 1 LLC,

TPF FUNDING 2 LLC,

TRIPLEPOINT VENTURES 5 LLC,

TPC CREDIT PARTNERS 3 LLC

2755 Sand Hill Road, Suite 150

Menlo Park, California 94025

(650) 854-2090

File No. 812-15500

Investment Company Act of 1940

Application for an Order to Amend a Prior Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 Permitting Certain Joint Transactions Otherwise Prohibited by Sections 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940

INTRODUCTION

The Applicants (as defined below) hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) to amend the prior order issued to TriplePoint Venture Growth BDC Corp., et al. (Investment Company Act of 1940, Release No. 33060, March 28, 2018) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act (the “Prior Order”), authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 under the 1940 Act.1

The Existing Regulated Funds, the Existing Regulated Fund Subsidiaries, the BDC Adviser and the Existing Affiliated Funds (each as defined below) may be referred to herein as the “Applicants.”

Except as stated herein, defined terms used in this application (the “Application”) for an amended order have the same meanings provided in the application for the Prior Order (the “Prior Application”).2

The Prior Order permits one or more Regulated Funds and Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Sections 17(d) and 57(a)(4) and the rules under the 1940 Act. All Applicants are eligible to rely on the Prior Order.

All entities as of the date of submission of this Application that currently intend to rely on the requested Order have been named as Applicants.  Any other existing or future entity that relies on the order in the future will comply with the terms and conditions of this Application.

[1]	Unless otherwise indicated, all section and rule references herein are to sections of, and rules under, the 1940 Act.
[2]	TriplePoint Venture Growth BDC Corp., et al., File No. 812-14773, Second Amended and Restated Application, filed March 6, 2018.

I.	APPLICANTS

●	Existing Regulated Funds

o	TriplePoint Venture Growth BDC Corp. (“TPVG”), an externally managed closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act; and

o	TriplePoint Private Venture Credit Inc. (“TPVC” and together with TPVG the “Existing Regulated Funds”), an externally managed closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act.

Each of the Existing Regulated Funds is a Regulated Fund.

A description of the Existing Regulated Funds is included in Schedule A to this Application.

●	Existing Regulated Fund Subsidiaries

o	TPVG Variable Funding Company LLC and TPVG Investment LLC, each a Wholly-Owned Investment Sub of TPVG (together, the “TPVG Subs”); and

o	TPVC Funding Company LLC and TPVC Investment LLC, each a Wholly-Owned Investment Sub of TPVC (together, the “TPVC Subs,” and together with the TPVG Subs, the “Existing Regulated Fund Subsidiaries”).

●	BDC Adviser

o	TriplePoint Advisers LLC (formerly known as TPVG Advisers LLC) (the “BDC Adviser”), an investment adviser that is registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), which serves as the investment adviser to each of the Existing Regulated Funds and the Existing Affiliated Funds (as defined and identified below), on behalf of itself and its successors.[3]

The BDC Adviser is a wholly-owned subsidiary of TriplePoint (as defined below).

A description of the BDC Adviser is included in Schedule B to this Application.

●	TriplePoint and the Existing Affiliated Funds

o	TriplePoint Capital LLC (“TriplePoint”), a Delaware limited liability company exempt from registration under the 1940 Act pursuant to Section 3(c)(7) of the 1940 Act;

o	TriplePoint Financial LLC, TPF Funding 1 LLC, TPF Funding 2 LLC, TriplePoint Ventures 5 LLC, and TPC Credit Partners 3 LLC, each either a direct and indirect wholly-owned or majority-owned subsidiary of TriplePoint (together, with TriplePoint, the “TPC Companies”). The TPC Companies, each of which is a separate and distinct legal entity which would be an investment company but for Section 3(c)(7) of the 1940 Act, from time to time, may hold various financial assets in a principal capacity (together, in such capacity, “Existing TPC Proprietary Accounts”); and

o	TriplePoint Venture Lending Fund, LLC and TriplePoint Venture Lending SPV, LLC (together, “TPVL,” and together with the Existing TPC Proprietary Accounts, the “Existing Affiliated Funds”), each of which is an investment fund whose investment adviser is the BDC Adviser and each of which is a separate and distinct legal entity which would be an investment company but for Section 3(c)(7) of the 1940 Act.

Each of the Existing Affiliated Funds is an Affiliated Fund and an entity whose investment adviser is an Adviser.

[3]	The term “successor,” as applied to each Adviser, is limited to an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

II.	Applicants’ Proposal

Applicants Seek to Update the Definition of “Follow-On Investment”

On April 8, 2020, the Commission announced that it would provide temporary, conditional exemptive relief (the “Temporary Relief”) for business development companies that would permit business development companies with effective co-investment orders to participate in Follow-On Investments with an Affiliated Fund that is not already invested in the issuer.4

In issuing the Temporary Relief, the Commission found that in light of the effects of COVID-19 permitting these types of Follow-On Investments was “necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.”5  The Temporary Relief did not permit Follow-On Investments by Regulated Funds that were not already invested in the issuer.

Applicants seek an amendment to the Prior Order in order to update the definition of “Follow-On Investments” to be consistent with the Temporary Relief. The amended definition would read as follows:

“Follow-On Investments” mean: (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges and/or other rights to purchase securities of the issuer.

The Applicants believe that this update will simply incorporate the terms of the Temporary Relief into the Prior Order and that the findings made by the Commission with respect to the Temporary Relief are equally applicable to the proposed Order and do not raise new policy concerns.

The Applicants submit that the analysis in Section III, “Order Requested,” and Section IV, “Statement in Support of Relief Requested,” of the Prior Application is equally applicable to this Application, which differs only from the Prior Application in so far as the definition of Follow-On Investments has been updated to be consistent with the Temporary Relief.

III.	REQUESTED RELIEF

Accordingly, the Applicants respectfully request that the Commission grant an Order amending the Prior Order. The Applicants are seeking to amend the definition of “Follow-On Investment” in the Prior Order in order that certain Affiliated Funds may participate in Follow-On Investments under the Order consistent with the terms of the Temporary Relief.

For the reasons stated herein, Applicants believe that:

●	With respect to the relief pursuant to Sections 17(d) and 57(i) and Rule 17d-1, the relief continues to be appropriate in the public interest and consistent with the protection of investors, and the Regulated Funds’ participation in Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

IV.	REPRESENTATIONS AND CONDITIONS

Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the representations and conditions in the Prior Order, except that the definition of Follow-On Investments has been revised as set forth in this Application.6

[4]	BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted on January 5, 2021 and further extension granted on April 22, 2021).
[5]	Id. at 2.
[6]	Any and all references to an Affiliated Fund needing to be invested in an issuer as a required precedent for a Follow-On Investment would be struck as a result of the Order. The requested relief would not permit Follow-On Investments by Regulated Funds that are not already invested in the issuer.

V.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

James P. Labe

Sajal K. Srivastava

TriplePoint Advisers LLC

2755 Sand Hill Road, Suite 150

Menlo Park, California 94025

(650) 854-2090

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Harry S. Pangas, Esq.

Clay Douglas, Esq.

Dechert LLP

1900 K Street, NW

Washington, DC 20006

(202) 261-3300

B.	Authorization

Pursuant to Rule 0-2(c) under the 1940 Act, Applicants hereby state that each of the Existing Regulated Funds, by resolution duly adopted by its respective Board on July 26, 2023 or July 27, 2023, as applicable (attached hereto as Exhibit A), has authorized its officers to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Section 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act, for an amendment to an order authorizing certain joint transactions that may otherwise be prohibited under Section 57(a)(4) of such Act. Each person executing the application on behalf of the Existing Regulated Funds, the Existing Regulated Fund Subsidiaries, the BDC Adviser and the Existing Affiliated Funds says that he has duly executed the Application for and on behalf of the Existing Regulated Funds, the Existing Regulated Fund Subsidiaries, the BDC Adviser and the Existing Affiliated Funds; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 7th day of February, 2024.

TriplePoint Venture Growth BDC Corp.

By:	/s/ James P. Labe
James P. Labe
Chief Executive Officer and Chairman

TriplePoint Private Venture Credit Inc.

By:	/s/ James P. Labe
James P. Labe
Chief Executive Officer and Chairman

TPVG Variable Funding Company LLC

By:	/s/ Sajal K. Srivastava
Sajal K. Srivastava
President

TPVG Investment LLC

By:	/s/ Sajal K. Srivastava
Sajal K. Srivastava
President

TPVC Funding Company LLC

By:	/s/ Sajal K. Srivastava
Sajal K. Srivastava
President

TPVC Investment LLC

By:	/s/ Sajal K. Srivastava
Sajal K. Srivastava
President

TriplePoint Venture Lending Fund, LLC

By:	/s/ Sajal K. Srivastava
Sajal K. Srivastava
Authorized Signatory

TriplePoint Venture Lending SPV, LLC

By:	/s/ Sajal K. Srivastava
Sajal K. Srivastava
Authorized Signatory

TriplePoint Advisers LLC

By:	/s/ Sajal K. Srivastava
Sajal K. Srivastava
Chief Investment Officer and President

TriplePoint Capital LLC

By:	/s/ Sajal K. Srivastava
Sajal K. Srivastava
Co-Chief Executive Officer

TriplePoint Financial LLC

By:	/s/ Sajal K. Srivastava
Sajal K. Srivastava
Co-Chief Executive Officer

TPF Funding 1 LLC

By:	/s/ Sajal K. Srivastava
Sajal K. Srivastava
Co-Chief Executive Officer

TriplePoint Ventures 5 LLC

By:	/s/ Sajal K. Srivastava
Sajal K. Srivastava
Co-Chief Executive Officer

TPC Credit Partners 3 LLC

By:	/s/ Sajal K. Srivastava
Sajal K. Srivastava
Co-Chief Executive Officer

TPF Funding 2 LLC

By:	/s/ Sajal K. Srivastava
Sajal K. Srivastava
Co-Chief Executive Officer

SCHEDULE A

Existing Regulated Funds

●	TPVG. TPVG is an externally managed, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act.[1] TPVG, which was organized as Maryland corporation on June 28, 2013, has made an election to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”), and intends to continue to make such election in the future. TPVG’s principal place of business is 2755 Sand Hill Road, Suite 150, Menlo Park, California 94025.

TPVG’s investment objective is to maximize its total return to stockholders primarily in the form of current income and, to a lesser extent, capital appreciation by lending primarily with warrants to venture growth stage companies focused in technology and other high growth industries backed by TriplePoint’s select group of leading venture capital investors. TPVG invests primarily in (i) growth capital loans that have a secured collateral position and that are generally used by venture growth stage companies to finance their continued expansion and growth, (ii) equipment financings, which may be structured as loans or leases, that have a secured collateral position on specified mission-critical equipment, (iii) on a select basis, revolving loans that have a secured collateral position and that are typically used by venture growth stage companies to advance against inventory, components, accounts receivable, contractual or future billings, bookings, revenues, sales or cash payments and collections including proceeds from a sale, financing or the equivalent and (iv) direct equity investments in venture growth stage companies.

The business and affairs of TPVG are managed under the direction of its Board. The Board of TPVG consists of eight members, six of whom are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act (“Non-Interested Directors”), of TPVG.

●	TPVC. TPVC is an externally managed, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. TPVC was formed on October 2, 2019 as a Maryland limited liability company and converted to a Maryland corporation on May 27, 2020. TPVC has made an election to be treated as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future. TPVC’s principal place of business is 2755 Sand Hill Road, Suite 150, Menlo Park, California 94025.

TPVC’s investment objective is to maximize its total return to shareholders primarily in the form of current income from secured loans, and secondarily through capital gains from equity “kickers” in the form of warrants and direct equity investments to venture capital-backed companies. TPVC originates and invests primarily in loans that have a secured collateral position and are used by venture capital-backed companies to finance their continued expansion and growth, equipment financings and, on a select basis, revolving loans, together with, in many cases, attached equity “kickers” in the form of warrant investments, and direct equity investments.

The business and affairs of TPVC are managed under the direction of its Board. The Board of TPVC consists of five members, three of whom are Non-Interested Directors of TPVC.

[1]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

SCHEDULE B

BDC Adviser

The BDC Adviser is organized as a Delaware limited liability company and is registered with the Commission as an investment adviser pursuant to Section 203 of the Advisers Act. The BDC Adviser serves as investment adviser to each of the Existing Regulated Funds pursuant to the investment advisory agreement by and between the BDC Adviser and the respective Existing Regulated Fund and manages each Existing Regulated Fund’s portfolio in accordance with the respective Existing Regulated Fund’s investment objectives and strategies. The BDC Adviser is a wholly-owned subsidiary of TriplePoint.

VERIFICATION

Each of the undersigned states that he has duly executed the foregoing Application, dated February 7, 2024, for and on behalf of TriplePoint Venture Growth BDC Corp., TriplePoint Private Venture Credit Inc., TPVG Variable Funding Company LLC, TPVG Investment LLC, TPVC Funding Company LLC, TPVC Investment LLC, TriplePoint Venture Lending Fund, LLC, TriplePoint Venture Lending SPV, LLC, TriplePoint Advisers LLC, TriplePoint Capital LLC, TriplePoint Financial LLC, TPF Funding 1 LLC, TPF Funding 2 LLC, TriplePoint Ventures 5 LLC and/or TPC Credit Partners 3 LLC, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. Each of the undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

TriplePoint Venture Growth BDC Corp.

By:	/s/ James P. Labe
James P. Labe
Chief Executive Officer and Chairman

TriplePoint Private Venture Credit Inc.

By:	/s/ James P. Labe
James P. Labe
Chief Executive Officer and Chairman

TPVG Variable Funding Company LLC

By:	/s/ Sajal K. Srivastava
Sajal K. Srivastava
President

TPVG Investment LLC

By:	/s/ Sajal K. Srivastava
Sajal K. Srivastava
President

TPVC Funding Company LLC

By:	/s/ Sajal K. Srivastava
Sajal K. Srivastava
President

TPVC Investment LLC

By:	/s/ Sajal K. Srivastava
Sajal K. Srivastava
President

TriplePoint Venture Lending Fund, LLC

By:	/s/ Sajal K. Srivastava
Sajal K. Srivastava
Authorized Signatory

TriplePoint Venture Lending SPV, LLC

By:	/s/ Sajal K. Srivastava
Sajal K. Srivastava
Authorized Signatory

TriplePoint Advisers LLC

By:	/s/ Sajal K. Srivastava
Sajal K. Srivastava
Chief Investment Officer and President

TriplePoint Capital LLC

By:	/s/ Sajal K. Srivastava
Sajal K. Srivastava
Co-Chief Executive Officer

TriplePoint Financial LLC

By:	/s/ Sajal K. Srivastava
Sajal K. Srivastava
Co-Chief Executive Officer

TPF Funding 1 LLC

By:	/s/ Sajal K. Srivastava
Sajal K. Srivastava
Co-Chief Executive Officer

TriplePoint Ventures 5 LLC

By:	/s/ Sajal K. Srivastava
Sajal K. Srivastava
Co-Chief Executive Officer

TPC Credit Partners 3 LLC

By:	/s/ Sajal K. Srivastava
Sajal K. Srivastava
Co-Chief Executive Officer

TPF Funding 2 LLC

By:	/s/ Sajal K. Srivastava
Sajal K. Srivastava
Co-Chief Executive Officer

Exhibit A

RESOLUTIONS

Resolutions of the Board of Directors of TriplePoint Venture Growth BDC Corp., as adopted on July 26, 2023

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized in the name and on behalf of the Company to submit and cause to be filed with the SEC an application for an amended order of exemptive relief, in substantially the form as provided in connection with this meeting, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.

Resolutions of the Board of Directors of TriplePoint Private Venture Credit Inc., as adopted on July 27, 2023

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized in the name and on behalf of the Company to submit and cause to be filed with the SEC an application for an amended order of exemptive relief, in substantially the form as provided in connection with this meeting, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.